SAMSON OIL & GAS TO DRILL GARY #1-24H NEAR GENE #1-22 H SUCCESSES

Denver 1700 hours April 19th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that it expects to be drilling the Gary #1-24H well in mid to late May 2010.

Gary #1-24H (37% working interest)

Following the recent success of the Gene #1-22H, where that well flowed at an average rate of 2,406 BOPD and 3,180 MSCFD for a combined rate of 2,936 BOEPD in the eight hour period following the completion of the clean out operation, Samson advises that it has a 37% working interest in the nearby Gary #1-24H well. The Gary #1-24H is located in the section immediately to the west of the Leonard #1-23H and two sections to the west of the Gene #1-22H well.

These wells are located in Williams County, North Dakota, in Township 154 N Range 99 W.

The Gary #1-24H is expected to spud in around mid to late May, the precise timing is dependent on the progress that is made on the prior well. The engineering design of the Gary well follows that deployed in the Gene well. The Gary well is currently classified as a Proved Undeveloped location by the Company’s independent reserve engineers.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,295 million ordinary shares issued and outstanding, which would be the equivalent of 64.7 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.83 per ADS on April 19th 2010 the company has a market capitalization of approximately US$53.7 million.  Correspondingly, based on the ASX closing price of A$0.043 on April 17th, 2010, the company has a market capitalization of A$ 55.7 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.